UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-41852

ZENATECH, INC.
(Translation of registrant’s name into English)

777 Hornby Street, Suite 1460
Vancouver, British Columbia Canada V6Z 1S4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

⌧ Form 20-F ☐ Form 40-F

AC/14570906.1

SUBMITTED HEREWITH

Exhibits
99.1	ZenaTech Signs Offer to Acquire Alberta, Canada-based Land Surveying Company, Expanding Drone as a Service into the Oil and Gas Industry Drone Inspection Market Growing at over 28% Annually
99.2	ZenaTech Opens New Chapter of Growth Through Partnerships — Inviting Founder-Led Companies to Join Its Platform in Defense, Enterprise SaaS and AI Infrastructure
99.3	ZenaTech Enters the AI Data Center Construction Market with ZenaWorx, a Drone-based 3D Digital Progress Monitoring Software
99.4	ZenaTech to Pursue New Investment Opportunities Connected with the Department of War and Office of Strategic Capital Following Reports of Engagement with U.S. Drone Makers
99.5	ZenaTech Completes its 23rd Drone as a Service Acquisition Expanding Colorado Presence in Southeast Denver Growth Corridor
99.6	ZenaTech Reports 640% Increase in First Quarter 2026 Revenue Year-over-Year Growth Powered by its Drone Division
99.7	ZenaTech Added to Russell 3000® Index, Marking Major Milestone in Company's Growth and Market Recognition
99.8	ZenaTech Signs Offer to Acquire a Western Canadian Geospatial and Land Surveying Company to Accelerate Drone as a Service in Utilities, Forestry, Agriculture and Government Sectors
99.9	ZenaTech’s ZenaDrone Prepares the IQ Quad Land Survey Drone for Submission for Blue UAS Certification to Enable U.S. Government and Defense Procurement Readiness
99.10	ZenaTech Unveils Zoo Office™, an AI-Powered Enterprise Productivity Platform Positioned to Capitalize on the Rapidly Growing Agentic AI Market
99.11	ZenaTech Expands Drone as a Service Platform with 24th Acquisition, Adding Green Earth Powerwashing Franchise Network
99.12	ZenaTech Advances IQ Nano Indoor Drone Platform with New AI-Enabled LED Camera System for Commercial and Defense Inventory and Security Applications
99.13	ZenaTech Reports Annualized Revenue Run Rate of Approximately CAD $33 Million Based on First Quarter 2026 Revenue
99.14	ZenaTech to Showcase Drone as a Service Growth and ZenaDrone Defense Solutions at Series of U.S. and Global Investor and Defense Events
99.15	ZenaTech’s ZenaDrone Advances Defense Drone Portfolio with Initial IQ Sphere Prototype for Autonomous GPS-Denied Inspections, Surveillance and Reconnaissance Missions
99.16	ZenaTech's ZenaDrone Moves IQ Aqua Underwater Mine-Detection Drone into U.S. Field Testing in Florida

99.17

ZenaTech Signs Multiple Offers to Acquire Land Surveying and Geospatial Services Companies Across the U.S., Canada and Australia, Expected to Contribute C$40 Million in Revenue During the First 12 Months Following Closing

99.18	ZenaTech Closes 25th Acquisition with Alberta, Canada-based Velocity Geomatics Inc. Expanding Drone as a Service into Environmental and Regulatory Services in the Oil and Gas Sector
99.19	ZenaTech's ZenaDrone Subsidiary Begins Scheduling U.S. Government Defense Demonstrations, Starting with First Confirmed Agency Engagement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2026

ZENATECH, INC.

By:

By:/s/ Shaun Passley, Ph.D

Name: Shaun Passley, Ph.D

Title: Chief Executive Officer